Freight Technologies, Inc.

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

August 7, 2025

Division of Corporation Finance

Office of Energy & Transportation

US Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Lily Dang and Karl Hiller

Re: Freight Technologies, Inc.

Form 10-K for the Fiscal Year ended December 31, 2024

Filed April 14, 2025

File No. 001-38172

Dear Lily Dang & Karl Hiller:

We hereby submit the responses of Freight Technologies, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 24, 2025, providing the Staff’s comments with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024 (the “Annual Report”).

For the convenience of the Staff, the Staff’s comments are included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Annual Report on Form 10-K for the Fiscal Year ended December 31, 2024

Management’s Discussion and Analysis, page 44

Cost of Revenue, page 45

1. We understand from your response to prior comment 2 that you regard the cost of revenue for freight brokerage and dedicated services to be entirely comprised of the costs incurred and invoiced by the carriers for the services they provide, and that you regard all of the depreciation and amortization expense, including amounts related to your internally developed software, to be operating expenses and not attributable to cost of revenue in accordance with generally accepted accounting principles.

However, the accounting policy disclosures on page F-12 refer to internally developed software projects and indicate these are utilized to provide services to your customers. The disclosures on pages 7 and 10 through 18 explain that your freight management business is based on offering “a diverse portfolio of proprietary platform solutions” which you describe as being interconnected within a unified platform that connects Carriers and Shippers. You identify several of these applications, such as Fr8App, Fr8Now, Fr8Fleet, Fr8Radar, Waavely, and Fleet Rocket, and describe the various circumstances under which they are differentiated, including the types of shipping arrangements or customers they are designed to manage or serve.

1

Based on these disclosures, please explain to us why you believe that amortization of internally developed software costs would not be regarded as a cost of revenue under generally accepted accounting principles, considering the guidance on analogous costs in the context of inventory and contract accounting such as FASB ASC 330-10-30-1 and 8, and FASB ASC 340-40-25-7(c), also considering the presentation requirements in Rule 5-03.2 of Regulation S-X. We reissue prior comment 2.

Response: The Company does not consider the amortization of our internally developed software to be a direct cost of our freight brokerage revenue because: 1) neither our customers nor our carrier partners pay any type of fee to use the Fr8App platform or to download the mobile app; and, 2) our customers typically do not interact directly with our platform when booking freight services. Typically, our customers and carriers communicate via email, messaging services, phone calls, etc. with our operations and support teams, who use the platform to match, book, manage and track loads. Our operations and support team members then communicate back to our customers and carriers.

Our back office operations are managed on our internally developed software, which is essential for providing our services, but our Fr8App software is typically not customer-facing for our freight brokerage services, which include Fr8App, Fr8Fleet, Fr8Now and Waavely. In that respect, it is more like our customer relationship management (CRM) software, enterprise resource planning (ERP) software, office communication applications and other internally used software platforms that are used for managing business operations. The direct margin Fr8Tech captures on each freight transaction is the difference between what we charge our customers and what we pay our carriers, and no revenue is generated from the Fr8App platform itself for our brokerage services. We therefore consider the gross profit for our brokerage services to be the difference between brokerage revenue and carrier costs.

To note, we have noticed that other publicly traded companies engaged in freight brokerage services reflect their depreciation and amortization of internally developed software in a similar way, as an operating expense. Forward Air Corporation (Nasdaq: FWRD) is an example of one such company.

Lastly, when we recognize revenue from the sale of Fleet Rocket, our transportation management system software, we will consider the amortization of internally developed software for that offering to be a direct cost of revenue and therefore part of our gross profit and gross margin analysis. As of December 31, 2024, however, the Company had not yet recognized any Fleet Rocket revenue.

2

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at don.quinby@fr8hub.com or via phone on +1 (916) 501-9059 or Louis A. Bevilacqua of Bevilacqua PLLC at Lou@bevilacquapllc.com or via phone on (202) 869-0888 (ext. 100).

Sincerely,

FREIGHT TECHNOLOGIES, INC.

By:	/s/ Donald Quinby
Donald Quinby
CFO

cc:	Louis A. Bevilacqua

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